Exhibit for N-SAR Item 77I
Terms of new or amended securities.

Neuberger Berman High Income Bond Fund and Neuberger Berman Strategic Income Fund (each, a Fund) each issued Class R6 shares, a new class of shares, during the reporting period. A description of Class R6 is incorporated by reference to each Funds Class R6 prospectus filed with the Securities and Exchange Commission in EDGAR filing type 485B on March 14, 2013 (0000898432-13-000469).